Exhibit 99.4

CONFIDENTIAL TREATMENT REQUESTED BY NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED. THIS EXHIBIT HAS BEEN REDACTED. REDACTED MATERIAL IS MARKED WITH * AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

SERIES A PREFERRED SHARES SUBSCRIPTION AGREEMENT

by and among

BEPRECISE INVESTMENTS LIMITED

and

GLOBAL MARKET GROUP LIMITED

and

THE PARTIES NAMED HEREIN

September 3, 2006

TABLE OF CONTENTS

CLAUSE	HEADING	PAGE NO.

1.	DEFINITIONS.	2
2.	AGREEMENT TO ALLOT AND SUBSCRIBE FOR SHARES.	9
3.	PERFORMANCE-BASED VALUATION ADJUSTMENT MECHANISM.	9
4.	CLOSING; DELIVERY.	10
5.	REPRESENTATIONS AND WARRANTIES REGARDING THE GROUP COMPANIES.	13
6.	REPRESENTATIONS AND WARRANTIES OF THE INVESTOR.	26
7.	CONDITIONS TO INVESTOR'S OBLIGATIONS AT THE CLOSING.	26
8.	CONDITIONS TO COMPANY'S OBLIGATIONS AT THE CLOSING.	28
9.	COVENANTS OF THE WARRANTORS.	29
10.	CONFIDENTIALITY AND NON-DISCLOSURE.	33
11.	BUSINESS COOPERATION.	35
12.	MISCELLANEOUS.	35
SCHEDULE A –	PERFORMANCE-BASED VALUATION ADJUSTMENT MECHANISM
SCHEDULE B –	NAMES OF THE COMPANY'S MANAGEMENT TEAM
SCHEDULE C –	DISCLOSURE SCHEDULES
SCHEDULE D –	BUSINESS COOPERATION
EXHIBIT A –	INFORMATION MEMORANDUM
EXHIBIT B –	FORM OF THE INVESTOR'S RIGHTS AGREEMENT
EXHIBIT C –	FORM OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

EXHIBIT D –	FORM OF EXISTING SERVICE AGREEMENT OF THE GROUP COMPANIES
EXHIBIT E –	FORM OF SERVICE AGREEMENT OF THE GROUP COMPANIES

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CONFIDENTIAL TREATMENT HAS BEEN REQUESTED AND CONFIDENTIAL TERMS HAVE BEEN OMITTED.

SERIES A PREFERRED SHARES SUBSCRIPTION AGREEMENT

This SERIES A PREFERRED SHARES SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into on September 3, 2006 by and among the following persons:

A.         Beprecise Investments Limited, a company incorporated in the British Virgin Islands (the “Investor”), whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands,

B.          Global Market Group Limited, a company incorporated in the Cayman Islands (the “Company”), whose registered office is at the offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman,

C.          Global Market Group (Asia) Limited, a company incorporated in the Hong Kong Special Administrative Region (the “HK Subsidiary”), whose registered office is at Room 5, Block A, 7th Floor, Phase I, Yip Fat Factory Building, 77 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong,

D.         Global Market (Guangzhou) Co., Ltd., a joint venture established under the laws of the Republic of China (the “PRC Subsidiary”), whose registered address is at Room 802, No. 264 Tian He Dong Road, Tian He District, Guangzhou, the Republic of China, and

E.            Pan Weijia, holder of PRC Passport No. ******, and Pan Weinian , holder of PRC Identity Card No. ******, the address of both is at Room 5, Block A, 7th Floor, Phase I, Yip Fat Factory Building, 77 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong (Pan Weijia and Pan Weinian, each a “Key Shareholder” and together, the “Key Shareholders”).

RECITALS:

A.         WHEREAS, the Company desires to issue and allot to the Investor, and the Investor desires to subscribe from the Company, 1,940,000 Series A Preferred Shares of the Company, representing sixteen point twenty-five percent (16.25%) of the fully-diluted equity interests in the Company, on an as-converted basis.

B.          WHEREAS, on the Closing Date (as defined below), the Company will own one hundred percent (100%) of the equity interests in the HK Subsidiary and

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indirectly will own ninety-nine percent (99%) of the equity interests in the PRC Subsidiary.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions hereinafter set forth, the parties hereto agree as follows:

1.	DEFINITIONS.

1.1        Certain Defined Terms. As used in this Agreement, the following terms shall have the following respective meanings:

“Action” shall mean any action, suit, proceeding, claim, arbitration or investigation.

“Affiliate” shall mean, in respect of a Person, any other Person that, directly or indirectly, through one (1) or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person, and (a) in the case of a natural Person, shall include such Person's spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, (b) in the case of the Investor, shall include any Person who holds Shares as a nominee for the Investor, and (c) in respect of the Investor, shall also include (i) any shareholder of the Investor, (ii) any entity or individual which has a direct or indirect interest in the Investor; (iii) any Person that directly or indirectly Controls, is Controlled by, under common Control with, or is managed by the Investor, (iv) the relatives of any individual referred to in (ii) above, and (v) any trust Controlled by or held for the benefit of such individuals. For the avoidance of doubt, the Investor shall not be deemed to be an Affiliate of any Group Company or Key Shareholder.

“Agreement” is defined in the introductory paragraph of this Agreement.

“Approved Accounting Firm” shall have the meaning as ascribed to it in Section 3.2.

“Asset Transfer Agreement” shall mean the asset transfer agreement and its attachment between the PRC Subsidiary and the ICP Company in form and substance satisfactory to the Investor.

“Board” shall mean the board of directors of the Company.

“Business” shall mean the business of the Company, including its B2B business.

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“Business Day” or “business day” shall mean any day that is not a Saturday, Sunday, legal holiday or a day on which banks are required to be closed in Hong Kong Special Administrative Region or the PRC.

“Closing” shall have the meaning as ascribed to it in Section 4.1(a).

“Closing Date” shall have the meaning as ascribed to it in Section 4.1(a).

“Company” is defined in the introductory paragraph of this Agreement.

“Control”, with respect to any third party, shall have the meaning as ascribed to it in Rule 405 under the Securities Act, and shall be deemed to exist for any party (a) when such party holds at least twenty percent (20%) of the outstanding voting securities of such third party and no other party owns a greater number of outstanding voting securities of such third party or (b) when such party is a member of such third party's immediate family. Immediate family members include a person's spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law. The terms “Controlling” and “Controlled” have meanings correlative to the foregoing.

“Conversion Shares” shall mean Ordinary Shares issuable upon conversion of the Series A Preferred Shares subscribed under this Agreement.

“Deposit” shall have the meaning as ascribed to it in Section 4.1(a).

“Disclosing Party” shall mean the party as stipulated in Section 10.1(e).

“Disclosure Schedules” shall have the meaning as ascribed to it in Section 5.

“Employee Share Option Plan” shall mean the employee share option plan of the Company to be adopted as soon as practicable after the Closing and such other arrangements, contracts, or plans as are recommended by management and approved by the Board and the Investor.

“Environmental Claim” shall mean any claim, action, cause of action, investigation, or notice (written or oral) by any person or entity alleging potential liability arising out of, based on, or resulting from: (i) the presence, or release into the environment, of any Materials of Environmental Concern at any location; or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” shall mean all laws and regulations of any jurisdiction where a Group Company is or has engaged in business activities relating to pollution or protection of human health or the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

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“Global Market Subsidiaries” shall mean the HK Subsidiary and the PRC Subsidiary and “Global Market Subsidiary” shall mean each of them.

“Governmental Authorizations” shall have the meaning as ascribed to it in Section 5.14.

“Group Companies” shall mean the Company and the Global Market Subsidiaries (each a “Group Company”), unless the text specifically indicates otherwise.

“Group Company Financial Statements” shall have the meaning as ascribed to it in Section 5.7.

“Group Company Inbound Technology Licenses” shall have the meaning as ascribed to it in Section 5.11(e).

“Group Company Outbound Technology Licenses” shall have the meaning as ascribed to it in Section 5.11(d).

“Group Company Technology” shall have the meaning as ascribed to it in Section 5.11(a).

“Group Company Technology Agreements” shall have the meaning as ascribed to it in Section 5.11(f).

“HKIAC” shall have the meaning as ascribed to it in Section 12.14.

“HK Subsidiary” is defined in the introductory paragraph of this Agreement.

“HIBOR” means, in respect of any relevant sum and any relevant period, the rate of interest (expressed as a rate per annum) determined by the Investor to be the arithmetic mean (rounded upwards, if necessary, to the nearest 1/16%) of the annual rates of interest published or reported by Reuters Limited through its Reuter monitor service, by reference to the screen page designated “HIBO 1” or “HIBO 2” or any equivalent successor to such page (the “HIBOR Screen”) at 11:00 a.m. on the first day of such period as being the interest rates offered in the Hong Kong inter-bank market for HK Dollar deposits for delivery on the first day of that period and for the approximate number of days in such period and in an amount comparable to the relevant sum.

“ICP Company” shall mean a company to be incorporated under the laws of the People's Republic of China and shall hold an “internet content provider” license granted by Guangdong Telecom Administration Bureau for its business.

“IFRS” shall mean the International Financial Reporting Standards as promulgated from time to time by the International Accounting Standards Board (IASB) (including, without limitation, standards and interpretations approved by IASB), together with the IASB's pronouncement thereon from time to time.

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“Independent Director” shall mean a director who is not an Affiliate or employee of, or a consultant or a provider of goods or services to, the Company or any of the shareholders of the Company or any of their respective Affiliates.

“Information Memorandum” shall mean the information memorandum delivered by the Company to the Investor relating to the business and operations of the Global Market Subsidiaries attached hereto as Exhibit A.

“Investor” is defined in the introductory paragraph of this Agreement.

“Investor Director” shall have the meaning as ascribed to it in Section 9.15.

“Investor's Rights Agreement” shall mean the Investor's Rights Agreement among the Investor, the Company, the Global Market Subsidiaries and the Key Shareholders to be entered into prior to the Closing in substantially the form attached hereto as Exhibit B.

“IPR Assignment, Non-Competition and Confidentiality Agreement” shall have the meaning as ascribed to it in Section 9.14.

“Key Shareholder” or “Key Shareholders” are defined in the introductory paragraph of this Agreement.

“Materials of Environmental Concern” shall mean chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, and petroleum products.

“New Board” shall have the meaning as ascribed to it in Section 9.15.

“Nominee Shareholder” shall have the meaning as ascribed to it in Section 11.1.

“Non-Disclosing Parties” shall have the meaning as ascribed to it in Section 10.1(e).

“Ninetowns” shall mean Ninetowns Digital World Trade Holdings Limited.

“Ordinary Shareholder” shall mean the existing shareholders of the Company prior to the issuance of the Shares.

“Ordinary Shares” shall mean the Company's ordinary shares, with par value US$0.001 per share, effective on the Closing Date.

“Outstanding Refund Amount” means any amount which has not been refunded in accordance with Schedule A.

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“Performance Valuation Period” shall have the meaning as ascribed to it in Section 3.1.

“Person” means any corporation, company, partnership, limited liability company, other business organization or entity and any individual.

“PRC” shall mean the People's Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the islands of Taiwan.

“PRC Subsidiary” is defined in the introductory paragraph of this Agreement.

“Preferred Shares” shall mean the Company's preferred shares of any class or series.

“Proprietary Rights” shall mean any and all worldwide, international, PRC, or foreign patents, all patent rights and all applications therefor and all reissues, re-examinations, continuations, continuations-in-part, divisions, and patent term extensions thereof, inventions (whether patentable or not), discoveries, improvements, concepts, innovations, industrial models, registered and unregistered copyrights, copyright registrations and applications, author's rights, works of authorship (including artwork of any kind and software of all types in whatever medium, inclusive of computer programs, source code, object code and executable code, and related documentation), URLs, web sites, web pages and any part thereof, technical information, know-how, trade secrets, drawings, designs, design protocols, specifications for parts and devices, quality assurance and control procedures, design tools, manuals, research data concerning historic and current research and development efforts, including the results of successful and unsuccessful designs, databases and proprietary data, proprietary processes, proprietary rights, technology, engineering, discoveries, formulae, algorithms, operational procedures, trade names, trade dress, trademarks, domain names, service marks, mask works, and registrations and applications therefor, the goodwill of the business symbolized or represented by the foregoing, customer lists and other proprietary information and common law rights.

“Qualified IPO” means either (i) a public offering of the Ordinary Shares of the Company (or depositary receipts or other securities evidencing Ordinary Shares) that has been registered under the Securities Act, managed by a lead underwriter of international standing reasonably acceptable to the Investor, at a public offering or initial listing price of at least US$10.00 per Ordinary Share (proportionally adjusted for share splits, dividends, recombinations, and like events) and with proceeds to the Company, net of selling discounts and commissions, of at least US$25 million or equivalent thereof, or (ii) a public offering of the Ordinary Shares of the Company in a jurisdiction and on an internationally recognized securities exchange or inter-dealer quotation system outside of the United States, including The Stock Exchange of Hong Kong Limited, provided that

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such public offering satisfies the price and proceeds thresholds set forth in paragraph (i) above and is approved by the Investor.

“Refund Commencement Date” shall have the meaning as ascribed to it in Section 2(c) of Schedule A.

“Regulation S” shall have the meaning as ascribed to it in Section 5.28.

“Restated Articles” shall mean the Amended and Restated Memorandum and Articles of Association of the Company in substantially the form attached hereto as Exhibit C.

“Reorganization” shall mean the Stage One Reorganization and the Stage Two Reorganization.

“Restructuring Agreements” shall mean the Stage One Restructuring Agreements and the Stage Two Restructuring Agreements.

“ROC” shall mean the Republic of China.

“SAFE” shall mean the State Administration of Foreign Exchange in the PRC.

“ SAFE Circular No. 75” shall mean the Circular No.75 [2005] issued by State Administration of Foreign Exchange on October 21, 2005 under the title “SAFE Circular on Relevant Foreign Exchange Control Issues Concerning Financing and Returned Investment by Domestic Residents through Overseas Special-Purpose Company”.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

“Series A Preferred Shares” shall mean the series A preferred shares, par value US$0.001 per share, to be issued by the Company.

“Shares” shall have the meaning as ascribed to it in Section 2.

“Stage One Reorganization” shall mean the reorganization of the capital, ownership, and organizational structure of the Group Companies, including: (i) change of the shareholding structure of the HK Subsidiary such that the Company is the sole shareholder of the HK Subsidiary; and (ii) execution of the Stage One Restructuring Agreements.

“Stage One Restructuring Agreements” shall mean those agreement(s) giving effect to the Stage One Reorganization and governing the relationship among the Company, the HK Subsidiary and the Key Shareholders following such Stage One Reorganization, in form and substance satisfactory to the Investor.

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“Stage Two Reorganization” shall mean the reorganization of the capital, ownership, and organizational structure of the Group Companies, including: (i) change of the shareholding structure of the PRC Subsidiary such that the HK Subsidiary is the sole shareholder of the PRC Subsidiary; (ii) incorporation of the ICP Company and change of the shareholding structure of the ICP Company such that the nominee shareholder designated by the Investor and the nominee shareholder designated by the Company are the sole shareholders of the ICP Company; (iii) execution of the Stage Two Restructuring Agreements and (iv) asset transfers between the PRC Subsidiary and the ICP Company pursuant to the Asset Transfer Agreement.

“Stage Two Restructuring Agreements” shall mean those agreements giving effect to the Stage Two Reorganization and governing the relationship among the Company, the HK Subsidiary, the PRC Subsidiary, the ICP Company and their respective shareholders following such Stage Two Reorganization, in form and substance satisfactory to the Investor.

“Subscription Price” shall have the meanings as ascribed to it in Section 2.1.

“Subsidiary” or “subsidiary” shall mean, with respect to any subject entity (the “subject entity”), (i) any company, partnership or other Person (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than a fifty percent (50%) interest in the profits or capital of such entity are owned or controlled directly or indirectly by the subject entity or through one (1) or more Subsidiaries of the subject entity, (ii) any entity whose assets, or portions thereof, are consolidated with the net earnings of the subject entity and are recorded on the books of the subject entity for financial reporting purposes in accordance with IFRS or U.S. GAAP, or (iii) any entity with respect to which the subject entity has the power to otherwise direct the business and policies of that entity directly or indirectly through another subsidiary.

“Terms” shall have the meaning as ascribed to it in Section 10.1.

“Transaction Agreements” shall mean this Agreement and the Investor's Rights Agreement.

“UNCITRAL Rules” shall have the meaning as ascribed to it in Section 12.14.

“U.S. GAAP” shall mean the accounting principles generally accepted in the United States.

“Use of Proceeds Approval Process” shall have the meaning as ascribed to it in Section 9.1.

“US$” shall mean the lawful currency of the United States of America.

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“Warrantors” shall mean the Company, the Global Market Subsidiaries and the Key Shareholders, unless the text specifically indicates otherwise.

“2006 Profit” shall have the meaning as ascribed to it in Section 3.1.

1.2          Warrantor Obligations. Where this Agreement or any Transaction Agreement places an obligation on any Warrantor, each other Warrantor shall use its best efforts to cause the obligated Warrantor to perform such obligation.

1.3          Exhibits and Schedule. The following schedules and exhibits are a part of this Agreement and hereby are deemed incorporated herein by reference:

Schedule A	Performance-based Valuation Adjustment Mechanism
Schedule B	Names of the Company's Management Team
Schedule C	Disclosure Schedules
Schedule D	Business Cooperation
Exhibit A	Information Memorandum
Exhibit B	Form of Investor's Rights Agreement
Exhibit C	Form of Amended and Restated Memorandum and Articles of Association of the Company
Exhibit D	Form of Existing Service Agreement of the Group Companies
Exhibit E	Form of Service Agreement of the Group Companies

2.	AGREEMENT TO ALLOT AND SUBSCRIBE FOR SHARES.

2.1        Agreement to Allot and Subscribe. Subject to the terms and conditions hereof, at the Closing, the Company shall issue and allot to the Investor, and the Investor shall subscribe from the Company, 1,940,000 Series A Preferred Shares, representing sixteen point twenty-five percent (16.25%) of the fully-diluted equity interests in the Company (the “Share”) on an as-converted basis, at the subscription price of US$5,000,000 (the “Subscription Price”).

3.              PERFORMANCE-BASED VALUATION ADJUSTMENT MECHANISM.

3.1        Adjustment. The Investor's ownership percentage in the Company and any refund of the Subscription Price shall be adjusted in accordance with Schedule A attached hereto based on the Company's profits after tax (the “2006 Profit”) for the period from October 1, 2006 to September 30, 2007 (the “Performance Valuation Period”).

3.2	2006 Profit. The Company's 2006 Profit shall be determined by the

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consolidated financial statements prepared for the Performance Valuation Period in accordance with U.S. GAAP and audited by one of the “Big Four” accounting firms or any other international accounting firm approved by the Investor (the “Approved Accounting Firm”). Any profit arising from acquisitions, non-recurrent activities or activities not in the ordinary course of business of the Company shall not be taken into account for the calculation of the Company's 2006 Profit. Any profit arising from the recurrent activities or activities in the ordinary course of business of the Company and the acquired company shall be taken into account for the calculation of the Company's 2006 Profit, provided that such profit calculation is permitted under U.S. GAAP. Any stock compensation expenses incurred as a result of the transfer of Ordinary Shares by the Key Shareholders to the employee of the Group Companies shall not be taken into account for the calculation of the Company's 2006 Profit. The Company shall procure the Approved Accounting Firm to audit the Company's consolidated financial statements for the Performance Valuation Period, and promptly deliver such audited consolidated financial statements to the Investor by no later than ninety (90) Business Days after such Performance Valuation Period. To the extent that the audited consolidated financial statements of the Company for the Performance Valuation Period are not available after such period for calculation, the Company's 2006 Profit shall be determined by the unaudited consolidated financial statements of the Company as approved by the Investor.

4.	CLOSING; DELIVERY.
4.1	Closing.

(a)          The purchase and sale of the Shares hereunder shall be consummated at a closing (the “Closing”) held remotely via electronic mail and facsimile within three (3) Business Days after all of the conditions to the Closing in Section 7 have been satisfied, or if not all of the conditions are satisfied, after such conditions have been waived by the Investor in writing (the “Closing Date”). The Company hereby acknowledges the receipt of US$1,000,000 on January 25, 2006 paid by Ninetowns to the HK Subsidiary as a part of the Subscription Price (the “Deposit”). At the Closing, the Company shall issue to the Investor the Shares, and the Investor shall pay to the Company US$4,000,000 (after deducting the Deposit from the Subscription Price).

(b)         In the event the Closing does not occur by September 30, 2006 and such failure was caused solely by the Investor, the Investor shall return the domain names of “globalmarket.com” and “global-market.com” to the Company. In the event that the Investor, without judgment granted by the courts of relevant jurisdiction, transfers the domain names of “globalmarket.com” and “global-market.com” without the Company's prior consent and uses such domain names for such purposes not specifically authorized by the Company before Closing, the Investor shall pay up to US$10,000,000 to the Company for the Company's damages caused by such transfer or use.

(c)          In the event that the Closing does not occur prior to September 30, 2006 due to a breach of the Transaction Agreements by the Investor and the Company has

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not breach any of the following, the Company shall be entitled to retain the Deposit:

(i)           The Company or its Subsidiaries shall obtain all necessary permits or licenses for the operation of their respective business to the reasonable satisfaction of the Investor. In the event that the Investor reasonably believes the Company or its Subsidiaries failed to obtain a permit or license necessary for the operation of its respective business, the Investor shall notify the Company in writing. The Company or its Subsidiaries, as appropriate, shall, within two (2) months after receipt of such notice, obtain such permit or license.

(ii)          All business and financial information provided by the Company are true and accurate, and copies of all material contracts and operational data have been provided to the Investor. There is no undisclosed litigation or indebtedness of the Company. For the avoidance of doubt, the unaudited consolidated financial statements provided by the Company shall be considered to be true and accurate for the purposes of the Company's representations and warranties hereunder if the difference between the financial information provided by the Company and the information contained in the financial due diligence report prepared by the Investor's accounting firm does not reduce the consolidated profit before tax of the Company for the year ended December 31, 2005 to an amount less than RMB8,000,000. In the event that the Company has any outstanding or contingent tax liability on the date hereof, the Key Shareholders shall make such tax payments within sixty (60) days after the Closing, but shall not use any portion of the Subscription Price for such payment.

(iii)       The Company's results of operations is not materially affected by any Key Shareholder's illegal activities, litigation or indebtedness arising out of the conduct of such Key Shareholders (regardless of the time of discovery) and no such activity, litigation or indebtedness materially affects the operations of the Company after Closing.

(iv)        There shall not be any dismissal or resignation of the Company's management team, including the Chief Executive Officer, the Chief Operating Officer, Chief Financial Officer or the Vice President prior to September 30, 2006.

(v)          The Company's management team as set out in Schedule B attached hereto shall not conduct any business which competes with the Business of the Company, unless the Company has no knowledge of the existence of such competition.

In the event the Closing does not occur prior to September 30, 2006 and there is a breach of any provision in Section 4.1(c)(i) to (v), the Company shall refund the Deposit to the Investor.

(d)         In the event the Closing does not occur due to the Company's refusal to complete the transactions contemplated hereby, then the Company shall refund

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the Deposit to the Investor and pay US$1,000,000 to the Investor for the Investor's fees and expenses incurred for the transactions contemplated hereunder.

4.2         Deliveries. At Closing, the Company shall deliver the following items to the Investor, against payment of the Subscription Price (after deducting the Deposit) by the Investor:

(a)          (i) a copy of the register of members of the applicable Group Company as at the date of the Closing and giving effect to the transactions contemplated hereby, certified by a director of the respective Group Company to be a true and complete copy thereof, (ii) a copy of the register of directors of the applicable Group Company as at the date of the Closing, certified by a director of the applicable Group Company to be a true and complete copy thereof, and (iii) a table showing the capitalization of the Company on a fully-diluted basis immediately after the Closing;

(b)          duly issued share certificate(s) to the Investor representing the Shares subscribed for by the Investor in the Closing;

(c)          a compliance certificate dated on the Closing Date signed by each Warrantor or a duly authorized representative of each Warrantor, as applicable, satisfactory to the Investor and its counsel certifying that all of the conditions set forth in Section 7 have been fulfilled, and attaching and certifying as true and complete a copy of the Company's Memorandum and Articles of Association as in effect on the Closing Date;

(d)          a certificate of good standing issued by the Registrar of Companies of the Cayman Islands dated no earlier than fifteen (15) Business Days prior to the Closing certifying that the Company has been duly incorporated, has paid all required fees and taxes, and is validly existing and in good standing under the laws of the Cayman Islands;

(e)          a certificate of good standing or its equivalent issued by the relevant authority in the place of incorporation of each of the Global Market Subsidiaries, if applicable, dated no earlier than fifteen (15) Business Days prior to the Closing certifying that each of the Global Market Subsidiaries, as the case may be, has been duly incorporated, has paid all required fees and taxes, and is validly existing and in good standing under the laws of its place of incorporation;

(f)           a legal opinion of the Company's Cayman Islands counsel covering, among other things, the capitalization of the Company and the amendments to the constitutional documents of the Company, reasonably satisfactory to the Investor and its legal counsel in form and substance, dated on the Closing Date and addressed to the Investor;

(g)          a legal opinion of the Company's Hong Kong counsel covering, among other things, the establishment of the HK Subsidiary, the Stage One

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Reorganization and the Stage One Restructuring Agreements, reasonably satisfactory to the Investor and its legal counsel in form and substance, dated on the Closing Date and addressed to the Investor;

(h)          a legal opinion of the Company's PRC counsel covering, among other things, the establishment of the PRC Subsidiary, reasonably satisfactory to the Investor and its legal counsel in form and substance, dated on the Closing Date and addressed to the Investor;

(i)           unaudited consolidated balance sheets and profit and loss statements of the Group Companies for the year ended December 31, 2005 and unaudited consolidated balance sheets and profit and loss statements of the Group Companies for the period ended June 30, 2006, which shall be satisfactory in form and substance to the Investor; and

(j)           Board and members resolutions of the applicable Group Companies, as appropriate, each certified by a duly authorized legal representative of the respective Group Company as true and complete.

5.	REPRESENTATIONS AND WARRANTIES REGARDING THE GROUP COMPANIES.

Unless specifically indicated otherwise, the Warrantors hereby jointly and severally represent and warrant to the Investor that the statements in this Section 5, except as set forth in the Disclosure Schedules (the “Disclosure Schedules”) attached to this Agreement as Schedule C (the contents of which shall also be deemed to be representations and warranties hereunder), are all true, correct and complete on the date hereof and on the Closing Date. For purposes of this Section 5, any reference to a party's “knowledge” means such party's best knowledge after due and diligent inquiries of officers, directors, and other employees of such party reasonably believed to have knowledge of the matter in question.

5.1	Organization, Good Standing and Qualification.

(a)          Each of the Company and the HK Subsidiary is duly organized, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or establishment and has all requisite power and authority to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted. Each of the Company and the HK Subsidiary is qualified to do business and is in good standing in each jurisdiction where failure to be so qualified would have a material adverse effect on its financial condition, business, prospects or operations.

(b)          The PRC Subsidiary is a company duly organized and existing under the laws of the PRC, and has all powers and all governmental licenses, permits, consents and approvals required to carry on its business as now conducted. The PRC

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Subsidiary has paid all such governmental fees, taxes and stamp duty required to be paid by it under applicable PRC and other laws prior to or upon Closing. Copies of the business license, articles of association, and other organizational documents of the PRC Subsidiary, as amended to date, have been delivered to the Investor and are true, correct and complete and are in full force and effect.

5.2        Due Authorization. All corporate action on the part of each Group Company, their respective officers, directors and shareholders necessary for the authorization, execution and delivery of each Transaction Agreement and the Stage One Restructuring Agreements, the authorization, issuance, reservation for issuance and delivery of all of the Shares and the Conversion Shares, and, as applicable, the performance of their respective obligations under each Transaction Agreement, the Stage One Restructuring Agreements and all other agreements, instruments and documents executed and delivered in connection with the transactions contemplated hereby, has been taken or shall be taken prior to the Closing. The Transaction Agreements and the Stage One Restructuring Agreements are valid and binding obligations of the applicable Group Company, enforceable in accordance with their respective terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors' rights generally and to general equitable principles. The Shares and the Conversion Shares are not subject to any preemptive rights, rights of first refusal, or liens of any kind except for rights imposed under the Restated Articles and/or the Transaction Agreements.

5.3        Capitalization. The authorized share capital of the Company shall consist of the following immediately prior to the Closing:

(a)          Ordinary Shares. A total of 45,000,000 authorized Ordinary Shares of which 10,000,000 shares are issued and outstanding.

(b)          Preferred Shares. A total of 5,000,000 authorized Preferred Shares, all of which are Series A Preferred Shares and none of which is issued or outstanding.

(c)         Options, Warrants, Available Shares. The Company has made available and free of any liens (i) 1,940,000 Series A Preferred Shares for issuance under this Agreement and (ii) initially 1,940,000 Ordinary Shares representing the Conversion Shares. There are no options, warrants, conversion privileges or other rights or agreements outstanding or under which the Company is or may become obligated to issue any securities of any class or series except as set forth above. Apart from the exceptions noted in this Section 5.3, none of the Company's outstanding shares, and no shares issuable upon exercise, conversion, or exchange of any outstanding options or other shares issuable by the Company, are subject to any preemptive rights, rights of first refusal, or other rights to purchase or subscribe for such shares (whether in favor of the Company or any other person), pursuant to any agreement or commitment to which the Company is a party or of which the Company is aware, except for the rights imposed under the Restated Articles and in the Transaction Agreements.

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(d)         Outstanding Security Holders. Disclosure Schedule 5.3(d) sets forth a complete list of all outstanding shareholders, option holders and other security holders of the Company.

5.4        Subsidiaries (General). The Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other Person, except for one hundred percent (100%) of the equity interests in the HK Subsidiary and ninety-nine percent (99%) of the equity interests in the PRC Subsidiary on the Closing Date. The Company was formed solely to acquire and hold an equity interest in the Global Market Subsidiaries and since its formation has not engaged in any business and has not incurred any liability except in the ordinary course of acquiring, managing and disposing of its equity interest in the Global Market Subsidiaries on the Closing Date. On the Closing Date, the Company owns the equity interests of each Global Market Subsidiary free and clear of all liens, claims, charges and encumbrances, and except Guangzhou Shen Long Computer Science Co., Ltd., no person or entity other than the Company has any right to participate in, or receive any payment based on any amount relating to, the revenue, income, value or net worth of the Global Market Subsidiaries or any component or portion thereof, or any increase or decrease on any of the foregoing.

5.5	PRC Subsidiary. Except as disclosed in Disclosure Schedule 5.5:

(a)          The registered capital of the PRC Subsidiary is fully paid as required and ninety-nine percent (99%) duly vested in the HK Subsidiary on the Closing Date. On the Closing Date, the HK Subsidiary is a ninety-nine percent (99%) investor in and owner of the PRC Subsidiary in accordance with the applicable PRC rules and regulations.

(b)         On the Closing Date, except Guangzhou Shen Long Computer Science Co., Ltd., on the Closing Date no person other than the HK Subsidiary holds any direct or indirect equity interest, or any right (whether or not subject to conditions) to acquire, vote or Control any equity interest, in the PRC Subsidiary. Without limiting the foregoing, there are no outstanding rights, or commitments made by the PRC Subsidiary or any of its investors and owners, to issue, purchase or sell any equity interest in the PRC Subsidiary.

(c)          The PRC Subsidiary does not maintain any offices or branches or subsidiaries except for Ningbo representative office located at A22, l5th Floor, 181 Zhongnongxin Plaza, Zhongshandong Road, Ningbo, PRC, Wenzhou representative office located at Room 2410, Guoxin Plaza, Renmindong Road, Wenzhou , PRC, Zhongshang representative office located at Room 403, Guomao Hotel, Gu Town, Zhongshan, PRC and Jiangmen representative office located at Block B, 27th Floor, Zhongyuan Plaza, Jiangmen , PRC.

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(d)         The PRC Subsidiary's articles of incorporation and other incorporation or charter documents have been duly adopted and approved or issued (as applicable) by the appropriate PRC authorities and are valid and in full force.

(e)         All consents, approvals, Governmental Authorizations, permits or licenses required under PRC laws for the due and proper establishment and operation of the PRC Subsidiary as currently operated, or contemplated to be operated, have been duly obtained from the appropriate PRC authorities and are in full force and effect.

(f)          All filings and registrations with the PRC authorities required in respect of the PRC Subsidiary and its operations, including the registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration for Foreign Exchange, tax bureau, customs authorities, product registration authorities and health regulatory authorities, as applicable, have been duly completed in accordance with the relevant rules and regulations.

(g)         The PRC Subsidiary has not received any letter or notice from any government authority notifying the PRC Subsidiary of the revocation of any Governmental Authorizations, permits or licenses issued to it for non-compliance or the need for compliance or remedial actions in respect of the activities carried out directly or indirectly by the PRC Subsidiary.

(h)         With respect to any land use right, building, property and investment held or leased by the PRC Subsidiary, it has exclusive, full and unimpaired legal and beneficial ownership of its rights, leasehold interests, property and investments free from any mortgages or security interests of any nature, third party rights, conditions, orders or other restrictions and has obtained all necessary approvals and effected all necessary registrations with government authorities with respect thereto.

(i)          All requisite formalities in respect of the importation of machinery, equipment, parts, tools and materials by the PRC Subsidiary have been and shall be complied with in accordance with the relevant PRC laws and regulations.

(j)          The PRC Subsidiary has been conducting and shall conduct its business activities within the permitted scope of business or is otherwise operating its business in full compliance with all relevant legal requirements, including producing, processing and/or distributing products with all requisite licenses, permits and approvals granted by competent PRC authorities.

(k)          No Group Company has any reason to believe that any Governmental Authorizations, licenses or permits requisite for the conduct of any part of the PRC Subsidiary's business which are subject to periodic renewal shall not be granted or renewed by the relevant PRC authorities.

(l)           All applicable laws and regulations with respect to the opening and operation of foreign exchange accounts and foreign exchange activities of the PRC

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Subsidiary have fully complied with, and all requisite approvals from the State Administration of Foreign Exchange in relation thereto have been duly obtained.

(m)         With regard to employment and staff or labour management, the PRC Subsidiary has complied with all applicable PRC laws and regulations, including laws and regulations pertaining to welfare funds, social benefits, medical benefits, insurance, retirement benefits, pensions or the like.

(n)          The PRC Subsidiary owns all properties and assets, including Proprietary Rights, necessary for its operations as presently conducted and as proposed to be conducted.

5.6	Valid Issuance of Shares.

(a)          The Shares, when issued, sold and delivered in accordance with the terms of this Agreement, shall be duly authorized and validly issued, fully paid, non-assessable, and free of any liens. The Conversion Shares have been duly and validly made available for issuance and, upon issuance shall be duly and validly issued, fully paid, non-assessable and free of any liens.

(b)         All presently outstanding Ordinary Shares of the Company are duly and validly issued, fully paid and non-assessable and free of any liens, and such Ordinary Shares, and all outstanding shares, options and other securities of the Company, have been issued in full compliance with the requirements of all applicable securities laws and regulations, including the Securities Act, and all other antifraud and other provisions of applicable securities laws and regulations.

5.7          Financial Statements. Disclosure Schedule 5.7 attaches unaudited consolidated balance sheet of the Group Companies as of June 30, 2006, and unaudited consolidated income statements of the Group Companies for the six months period then ended (all such financial statements being collectively referred to herein as the “Group Company Financial Statements”). Such Group Company Financial Statements (a) accord with the books and records of the respective Group Company, (b) present a true and fair view of the financial condition and state of affairs of the Group Companies at the date or dates therein indicated and the results of operations for the period or periods therein specified, and (c) have been prepared in accordance with the U.S. GAAP applied on a consistent basis.

Specifically, but not by way of limitation, the respective balance sheets included in the Group Company Financial Statements disclose all of the respective Group Company's debts, liabilities and obligations of any nature, whether due or to become due, as of their respective dates (including absolute, accrued, and contingent liabilities) to the extent such debts, liabilities and obligations are required to be disclosed in accordance with the IFRS or U.S. GAAP, and each Group Company has good and marketable unencumbered title to all assets set forth on the balance sheets of the respective Group

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Company Financial Statements, except for such assets as have been spent, sold or transferred in the ordinary course of business since their respective dates.

5.8          Liabilities. No Group Company has any indebtedness for borrowed money that it has directly or indirectly created, incurred, assumed, or guaranteed, or with respect to which the Group Company has otherwise become directly or indirectly liable, except as reflected on the Group Company Financial Statements, at the Closing, and none of the Group Companies is unable to pay its debts as and when they fall due or is subject to any insolvency proceedings or has had a receiver, liquidator or administrator appointed over its assets.

5.9        Title to Properties and Assets. Each Group Company has good and marketable title to all respective properties and assets reflected on the Group Company Financial Statements, in each case subject to no mortgage, pledge, lien, encumbrance, security interest or charge of any kind. With respect to the property and assets it leases, the Group Company is in compliance with such leases and holds valid leasehold interests in such assets free of any liens, encumbrances, security interests or claims of any party other than the lessors of such property and assets.

5.10       Activities Since December 31, 2005. Except as disclosed in Disclosure Schedule 5.10, none of the following events has occurred with respect to any Group Company since December 31, 2005 and prior to the Closing:

(a)         any declaration or payment of any dividend, or authorization or payment of any distribution upon or with respect to any class or series of its capital shares or any other equity interest;

(b)          any incurrence of indebtedness for money borrowed or any other liabilities;

(c)	any loans or advances to any person;

(d)         any sale, exchange, assignment, or other disposition of any assets or rights (including any Proprietary Rights or other intangible assets) or creation of any encumbrance on any of its assets or rights;

(e)          any agreements or transactions with any of its officers, directors or employees or any entity controlled by any of such individuals or with its shareholders or persons related to such shareholders, or any agreement on transaction with any other party;

(f)          any damage, destruction or loss, whether or not covered by insurance, affecting its assets, properties, financial condition, operating results, prospects or business as presently conducted and as presently proposed to be conducted;

(g)	any waiver of a valuable right or of a debt owed to it;

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(h)         any failure in the satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation;

(i)           any change or amendment to a contract or arrangement by which any Group Company is bound or subject;

(j)           any change in any compensation arrangement or agreement with any present employee, contractor or director;

(k)          any resignation or termination of any of its directors or key officers; or

(l)           any other event or condition of any character which would affect its assets, properties, financial condition, operating results or business in any material manner.

5.11	Intellectual Property; Status of Proprietary Rights.

(a)           Each Group Company (i) owns free and clear of all claims, security interests, liens and other encumbrances, or (ii) has the valid right or license to use, all products, materials, software, tools, software tools, computer programs, specifications, source code, object code, improvements, discoveries, user interfaces, software, mask works, Internet domain names, enterprise or business names, logos, data, information and inventions, and all documentation and media constituting, describing or relating to the foregoing that is required or used in its business as currently conducted or as proposed to be conducted together with all Proprietary Rights in or to all of the foregoing (collectively, the “Group Company Technology”).

(b)         The possession, development, production, manufacturing, use, offering, marketing, licensing, distribution, sale and other exploitation by each Group Company of any and all Group Company Technology as now conducted does not (A) infringe, violate, misappropriate or otherwise interfere or conflict with any patent and trademark rights or (B) infringe, violate, misappropriate or otherwise interfere or conflict with any other rights, title or interest of any third party.

(c)         No Group Company has received any notice or claim (whether written, oral or otherwise) that (1) contests or challenges in any manner whatsoever the Group Company's ownership or other rights in any Group Company Technology, (2) contests or challenges in any manner whatsoever the validity or enforceability of any of the Proprietary Rights of the Group Company in the Group Company Technology, or (3) claims or otherwise asserts that the Group Company, the Group Company Technology or the conduct of the Group Company's business as currently conducted infringes, violates, misappropriates or otherwise interferes or conflicts with any right, title or interest of any third party.

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(d)          There are no outstanding options, material licenses or agreements granting third parties the right to own or use any Group Company Technology owned by the Group Company ( “Group Company Outbound Technology Licenses”).

(e)          There are no material licenses or other agreements giving a Group Company the right to use certain Group Company Technology ( “Group Company Inbound Technology Licenses”).

(f)           True and complete copies of all Group Company Outbound Technology Licenses and Group Company Inbound Technology Licenses (other than licenses of generally commercially available “off the shelf” software used by the Company) (collectively, the “Group Company Technology Agreements”) have been provided to the Investor.

(g)         All Group Company Technology Agreements are valid, binding and in full force and effect with respect to each Group Company, and to the best information, knowledge and belief of the Group Company, each other party thereto. To the best information, knowledge and belief of each Group Company, all parties to the Group Company Technology Agreements have performed in all material respects their obligations thereunder, and neither any Group Company nor any other party thereto is in material default thereunder, nor to the best knowledge of the Warrantors, has there occurred any material event or circumstance that with notice or lapse of time or both would constitute a default or event of default on the part of the Group Company or any other party thereto or give to any other party thereto the right to terminate or modify any Group Company Technology Agreement.

(h)         No Group Company has received notice that any party to any Group Company Technology Agreement intends to cancel or terminate any Group Company Technology Agreement.

(i)          No Group Company is or shall be as a result of the execution or delivery of this Agreement and the other Transaction Agreements to which it is a party, the consummation of the transactions contemplated hereby and thereby or the performance of obligations hereunder or thereunder, or as a result of conducting its business as currently contemplated, in breach of any license or other agreement relating to Group Company Technology.

(j)            No Group Company is aware that any third party is infringing or is likely to infringe any Group Company Technology.

(k)         None of a Group Company's employees, contractors or consultants is obligated under any contract or agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of the Group Company or that would conflict with the Group Company's business.

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(l)          Each of the Group Company's registered patents, copyrights, trademarks and service marks are in full force and effect, and each Group Company is current on all the maintenance fees with respect thereto.

(m)        No current or former employee, contractor or consultant of a Group Company has developed any Group Company Technology that is subject to any agreement under which such employee, contractor or consultant has assigned or otherwise granted to any third party any rights in or to such Group Company Technology. Except with respect to generally commercially available “off the shelf” software used by a Group Company, no royalties, fees or other payments are payable by a Group Company to any third party by reason of the ownership, possession, sale, marketing, use or other exploitation of any Group Company Technology to the extent necessary for the conduct of the Group Company's business as it is now conducted or as proposed to be conducted and none (or no additional amounts) shall be payable as a result of the consummation of the transactions contemplated by this Agreement.

(n)         Each Group Company maintains and diligently enforces commercially reasonable procedures to protect all confidential information relating to the Group Company Technology. No Group Company has deposited any source code or other Group Company Technology in any escrow account or otherwise delivered such source code or other Group Company Technology to any escrow agent.

(o)          No government funding, facilities of any university, college or other educational institution or public research center or funding from third parties was used in the development of any Group Company Technology.

(p)          None of the software or firmware embedded or included in or on any hardware or other products sold by a Group Company or any other software or firmware that a Group Company now or in the future intends to sell or license either as a separate product or bundled with any other product or service, is required to be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works, or (c) redistributable at no charge as the result of the use or incorporation of any Public Software (as defined below) in any Group Company Technology, the use of any Public Software in connection with the development of any Group Company Technology or for any other reason.

For the purpose of this Section 5.11, the term “Public Software” means any software that contains, or is derived (in whole or in part) from any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models.

5.12	Contracts.

(a)           Material Contracts and Obligations. All agreements, contracts, leases, licenses, instruments, commitments (oral or written), indebtedness, liabilities and other obligations to which any Group Company is a party or by which it is bound that (i)

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are material to the conduct and operations of its business and properties; (ii) involve any of the officers, consultants, directors, employees or shareholders of any Group Company; or (iii) obligate any Group Company to share, license or develop any product or technology are listed in Disclosure Schedule 5.12 and have been provided to the Investor and its counsel. For purposes of this Section 5.12, “material” shall mean any agreement, contract, indebtedness, liability, arrangement or other obligation either (i) having an aggregate value, cost, liability or amount of US$50,000 or more, or (ii) not terminable upon no more than thirty (30) days notice without penalty or obligation.

(b)          Validity and Status. The Stage One Restructuring Agreements and all the material contracts listed on Disclosure Schedule 5.12 are legally valid and binding, in full force and effect, and enforceable in accordance with their respective terms against the parties thereto. There is no existing default or breach by any party thereto and no Group Company has received any notice or claim or allegation of default or breach thereof from any party thereto.

5.13        Litigation. There is no Action pending or currently threatened against any Group Company, any Group Company's activities, properties or assets or against any officer, director or employee of any Group Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, any Group Company, as the case may be. There is no factual or legal basis for any such Action that might result, individually or in the aggregate, in any material adverse change in the business, properties, assets, financial condition, affairs or prospects of any Group Company. No Group Company is a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality and there is no Action by any Group Company currently pending or which it intends to initiate.

5.14       Governmental Consents. All consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any governmental authority (“Governmental Authorizations”) on the part of each Group Company required in connection with the consummation of the transactions contemplated in the Transaction Agreements and by the Stage One Restructuring Agreements have been obtained and are currently effective. The offer, sale and issuance of the Shares and the Conversion Shares, in conformity with the terms of this Agreement, are exempt from the registration and prospectus delivery requirements of the Securities Act and all other applicable securities laws and regulations.

5.15       Compliance with Other Instruments. No Group Company is in, nor shall the conduct of business of any Group Company as proposed to be conducted result in, any violation, breach or default of any constitutional document of any Group Company (which include, as applicable, articles of incorporation, memoranda and/or articles of association, by-laws, joint venture contracts and the like), or in any material respect of any term or provision of any mortgage, indenture, contract, agreement or instrument to which any Group Company is a party or by which it may be bound, or of any provision of any judgment, decree, order, statute, rule or regulation applicable to or binding upon any

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Group Company. The execution, delivery and performance of and compliance with the Transaction Agreements and the consummation of the transactions contemplated hereby shall not result in any such violation, breach or default, or be in conflict with or constitute, with or without the passage of time or the giving of notice or both, either a default under any such constitutional documents, any such contract, agreement or instrument or a violation of any statutes, laws, regulations or orders, or an event which results in the creation of any lien, charge or encumbrance upon any asset of any Group Company or the suspension, revocation, impairment, forfeiture or non-renewal of any permit, license, authorization or approval applicable to any Group Company, its business or operations or any of its assets or properties.

5.16       Registration Rights. Except as provided in the Investor's Rights Agreement, no Group Company has granted or agreed to grant any Person or entity any registration rights under the Securities Act or otherwise with respect to any of the securities of any Group Company, including piggyback rights, to any person or entity.

5.17       Tax Matters. The provisions for taxes in the respective Group Company Financial Statements are sufficient for the payment of all accrued and unpaid applicable taxes of each Group Company, whether or not assessed or disputed as of the date of each such balance sheet. There have been no extraordinary examinations or audits of any tax returns or reports by any applicable governmental agency, and none are threatened or pending. Each Group Company has duly filed all tax returns required to have been completed and filed by them and paid all taxes shown to be due on such returns in a timely manner. There are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

5.18       Obligations of Management. Each employee of each Group Company is identified in Disclosure Schedule 5.18, each such employee is currently devoting one hundred percent (100%) of his or her working time to the conduct of the business of a Group Company. No Warrantor is aware that any such employee is planning to work less than full time at a Group Company in the future. No such employee is currently working for a competitive enterprise, whether or not such person is or may be compensated by such enterprise.

5.19       Service Agreement. Each employee, officer and director of the Group Companies has entered into a service agreement in the form provided to the Investor and its counsel and attached as Exhibit D. No Group Company has engaged any consultant or contractor who may be involved in the Group Companies' creation or development of intellectual property rights.

5.20       Permits. Each of the Group Companies (a) has all franchises, permits, licenses and any similar authority necessary for the conduct of its business and (b) is not in default under any of such franchises, permits, licenses or other similar authority.

5.21	Environmental Compliance.

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(a)          Each of the Group Companies is in full compliance with all Environmental Laws, which compliance includes the possession by each Group Company of all permits and other Government Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. No Group Company has received any communication (written or oral), whether from a governmental authority, citizens group, employee, or otherwise, that alleges that it is not in such full compliance and to the best knowledge of each Warrantor, there are no circumstances that may prevent or interfere with such full compliance in the future.

(b)          There is no Environmental Claim pending or threatened against any Group Company or any person or entity whose liability for an Environmental Claim a Group Company has retained or assumed either contractually or by operation of law. There are no past or present actions, activities or circumstances, including the release, emission, discharge, or disposal of any Material of Environmental Concern, that could form the basis of any Environmental Claim against any Group Company or any person or entity whose liability for any Environmental Claim a Group Company has retained or assumed either contractually or by operation of law.

5.22       Interested Party Transactions. No officer or director of a Group Company or any Affiliate of any such person has any agreement, understanding, or proposed transaction with, or is indebted to, any Group Company, nor is any Group Company indebted (or committed to make loans or extend or guarantee credit) to any of them. No officer or director of a Group Company has any direct or indirect ownership interest in any firm or corporation with which a Group Company is affiliated or with which a Group Company has a business relationship, or any firm or corporation that competes with a Group Company, except that any of the foregoing persons may have record ownership interest in the Company or own shares in publicly traded companies that may compete with a Group Company. No Affiliate of any officer or director of a Group Company is directly or indirectly interested in any material contract with a Group Company. No officer or director of a Group Company or any Affiliate of any such person has had, either directly or indirectly, any interest in: (a) any person or entity which purchases from or sells, licenses or furnishes to a Group Company any goods, property, intellectual or other property rights or services; or (b) any contract or agreement to which a Group Company is a party or by which it may be bound or affected.

5.23       Information Memorandum. The Information Memorandum was prepared in good faith and on a realistic basis after careful examination and due consideration of all relevant factors. The Proprietary Rights and the technologies of the Group Companies described in the Information Memorandum have proven reliable and capable of being applied in the Group Companies' business. None of the statements in the Information Memorandum are untrue or misleading in any way or omit to state any material fact necessary to make the statements therein not misleading and the Information Memorandum is complete in all material respects.

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5.24       Minute Books. The minute books of each Group Company made available to the Investor contain a complete summary of all meetings and actions taken by directors and shareholders or owners of each Group Company since their respective time of formation, and reflect all transactions referred to in such meetings and actions accurately in all material respects.

5.25       Disclosure. No representation or warranty by any Warrantor in this Agreement or in any written statement or certificate furnished or to be furnished to the Investor pursuant to any Transaction Agreement contains or shall contain any materially untrue statement of fact or omits or shall omit to state any fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading in any material way. Each of the Warrantors has fully provided the Investor with all the information that the Investor has requested for deciding whether to subscribe for the Shares and all information that could reasonably be expected to enable the Investor to make such decision.

5.26       Labor Agreement and Actions; Employee Compensation. Each of the Group Companies is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or has sought to represent any of the employees, representatives or agents of a Group Company. There is no strike or other labor dispute involving a Group Company pending or threatened (nor has there been since the incorporation of each Group Company), which could have a material adverse effect on any Group Company, nor is any Group Company aware of any labor organization activity involving its employees. None of the officers or key employees, or any group of key employees, intends to terminate his, her or their employment with a Group Company. The employment of each officer and employee of a Group Company is terminable according to the terms of the relevant employment or service agreement. Each of the Group Companies has complied in all respects with all applicable national, provincial, local or municipal equal employment opportunity and other laws related to employment. Each of the Group Companies is not a party to or bound by any currently effective contract or agreement that provides for compensation exceeding three (3) months' average remuneration of that employee upon termination, deferred compensation agreement, severance agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, or other employee compensation agreement.

5.27       Offshore Transaction. Neither the Company nor any of its Affiliates nor any person acting on behalf of the Company or any of its affiliates has engaged or shall engage in “directed selling efforts” (as such term is defined in Rule 902 of Regulation S promulgated under the Securities Act (“Regulation S”)) with respect to the Shares and the Company has complied and shall comply with the offering restrictions of Regulation S. On the Closing Date, the Company reasonably believes that no “substantial U.S. market interest” (as such term is defined in Rule 902 of Regulation S) exists in the Shares or in any security of any Group Company which is of the same class or series as the Shares.

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5.28       Insurance. Each of the Group Companies has in full force and effect insurance policies, with coverage in amounts (subject to reasonable deductibles) consistent with companies in similar industries similarly situated. Each of the Group Companies is not in default with respect to its obligations under any insurance policy maintained by it.

6.	REPRESENTATIONS AND WARRANTIES OF THE INVESTOR.

The Investor hereby represents and warrants to the Company as follows on the date hereof and on the Closing Date:

6.1         Authorization. The Investor has full power and authority to enter into this Agreement and the other Transaction Agreements, and each of the Transaction Agreements, when executed and delivered by the Investor, shall constitute a valid and legally binding obligation of the Investor, subject as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors' rights generally and to general equitable principles.

6.2          Investigation; Economic Risk. The Investor acknowledges that it has had an opportunity to discuss the business, affairs and current prospects of the Company with its officers, and that it has had access to information about the Company that it has requested. The foregoing, however, does not limit or modify the representations and warranties of the Warrantors in Section 5 of this Agreement or the right of the Investor to rely thereon. The Investor acknowledges that it is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risks of its investment in the Shares.

6.3          Subscribe for Own Account. The Investor is, or shall be acquiring, its respective Shares and the Conversion Shares for its own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof. By executing this Agreement, the Investor further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or any third person, with respect to any Share or Conversion Share.

7.	CONDITIONS TO INVESTOR'S OBLIGATIONS AT THE CLOSING.

The obligation of the Investor to subscribe for the Shares at the Closing is, unless otherwise waived in writing by the Investor, subject to the fulfillment to the satisfaction of the Investor on or prior to the Closing of the following conditions:

7.1        Representations and Warranties Correct. The representations and warranties made by the Warrantors in Section 5 hereof shall be true and correct and complete in all material respects with respect to the subjects covered therein when made, and shall be true, correct and complete in all material respects on the Closing Date with the same force and effect as if they had been made on and as of such date except for such

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representations and warranties which pertain to a specific date (and such representations and warranties shall be true, correct, and complete in all material respects on such specific date).

7.2           Investment. The terms of the investment contemplated by the Transaction Agreements and the use of the entire proceeds from the issue of the Shares by the Company shall be satisfactory to the Investor in its sole discretion.

7.3          Stage One Restructuring Agreements; Completion of the Stage One Reorganization. The Stage One Restructuring Agreements shall have been executed by each of the parties thereto in form and substance satisfactory to the Investor. The Stage One Reorganization shall have been completed pursuant to the Stage One Restructuring Agreements in a manner satisfactory to the Investor in its sole discretion.

7.4          Transaction Agreements. Counterparts of each Transaction Agreement shall have been duly executed and delivered by all parties thereto.

7.5          Closing Deliveries. The Warrantors shall have delivered the various items they are required to deliver to the Investor at the Closing under Section 4.2.

7.6          Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Investor and its counsel, and the Investor shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

7.7          Company's Charter Documents. The Company's Memorandum and Articles of Association shall have been duly amended by all necessary action of the Board and shareholders to read as set forth in the Restated Articles.

7.8          Consents and Waivers. Each Warrantor shall have obtained any and all consents and waivers necessary or appropriate for consummation of the transactions contemplated by this Agreement, including all necessary PRC government approvals to permit the investment in the PRC Subsidiary using the proceeds from the issuance of the Shares.

7.9          Due Diligence. The Investor shall have completed its due diligence investigation of the Warrantors and any corrective items identified by the Investor shall have been corrected and the results of the due diligence investigation in legal, financial, managerial and technological aspects shall be satisfactory to the Investor. Without limiting the foregoing, the Investor shall have received from the Company all documents and other materials requested by the Investor for the purpose of examining and determining the rights in and to any technology, products and Proprietary Rights now used, proposed to be used in, or necessary to, the business as now conducted and proposed to be conducted by the Company, the HK Subsidiary and the PRC Subsidiary and the status of its ownership rights in and to all such technology, products and

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Proprietary Rights shall be satisfactory to the Investor in its sole discretion.

7.10       Long-Term Business Strategy Plan. The Investor and the Company shall have reached an agreement on the long-term business strategy plan of the Group Companies.

7.11       No Litigation; No Material Change. No Action shall have been threatened or instituted against any Warrantor or the Investor seeking to enjoin, challenge the validity of, or assert any liability against any of them on account of, any transactions contemplated by this Agreement, the other Transaction Agreements, or the Stage One Restructuring Agreements. There shall have been no material adverse change to (a) the business operation or prospects of the Company, the HK Subsidiary or the PRC Subsidiary; and (b) the profit forecast of the Company.

7.12       Performance of Obligations. Each Warrantor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required or contemplated to be performed or complied with by it on or before the Closing.

7.13       Laws. The issue and allotment of the Shares and the Conversion Shares to the Investor pursuant to this Agreement shall be exempt from the registration and prospectus delivery requirements of the Securities Act and shall not violate or breach or result in a violation or breach of any other applicable laws or regulations.

7.14       Service Agreements. The Investor shall have been provided with evidence satisfactory to them that each of the members of the Company's senior management set out in Schedule B has entered into a service agreement in substantially the form attached hereto as Exhibit E, containing at a minimum a two (2) year post termination non-competition and non-solicitation covenant and an assignment of all intellectual property rights created or developed in connection with work done for any Group Company, with the appropriate Group Company.

7.15       Professional Fees. To the extent that the Company has received invoices therefor, it shall have paid the Investor's fee and expenses incurred in connection with the transactions contemplated hereby as set out in 12.8 below.

8.	CONDITIONS TO COMPANY'S OBLIGATIONS AT THE CLOSING.

The obligation of the Company to issue and allot the Shares to the Investor at Closing, unless otherwise waived in writing by the Company, is subject to the fulfillment to the Company's satisfaction on or prior to the Closing of the following conditions:

8.1          Representations and Warranties Correct. The representations and warranties made by the Investor in Section 6 hereof shall be true, correct and complete in all material respects with respect to the subjects covered therein when made, and shall be true, correct and complete in all material respects on the Closing Date with the same force

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and effect as if they had been made on such date, subject to changes contemplated by this Agreement.

8.2          Performance of Obligations. The Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required or contemplated to be performed or complied with by it on or before the Closing.

8.3          No Litigation. No Action shall have been threatened or instituted against the Investor seeking to enjoin, challenge the validity of, or assert any liability against any of them on account of, any transactions contemplated by this Agreement or the other Transaction Agreements.

9.	COVENANTS OF THE WARRANTORS.

The Warrantors hereby jointly and severally covenant to the Investor as follows:

9.1          Use of Proceeds. Except for the payment of reasonable expenses incurred in connection with the Transaction Agreements, the Restructuring Agreements and the transactions contemplated hereby, including the amounts due to the Investor under Section 12.8, the Company shall use the entire proceeds from the issue of the Shares to (i) expand its local and international trade-related businesses; (ii) make investments which relates to the international trade-related business; (iii) engage in a business that is approved by both the Investor and the Company; (iv) engage in any other business as may be approved by all members of the New Board; and (v) invest less than US$1,000,000 in logistics businesses. The use of such proceeds for the acquisition of other businesses that are related to the international trade business of the Company shall be based on the following approval process (the “Use of Proceeds Approval Process”):

(a)          if commenced within the period from the Closing Date to September 30, 2007, to be approved by all members of the New Board;

(b)        if commenced within one (1) year after October 1, 2007, in the event that the Company's 2006 Profit is (i) more than or equal to RMB20,000,000, to be approved by a majority of the members of the New Board or (ii) less than RMB20,000,000, to be approved by all members of the New Board; and

(c)         if commenced in any year after October 1, 2008, in the event that the Company's “profit after tax” for the fiscal year prior to such year is (i) more than or equal to RMB20,000,000, to be approved by a majority of the members of the New Board or (ii) less than RMB20,000,000, to be approved by all members of the New Board.

9.2          Additional Covenants. Except as required by this Agreement or the Investor's Rights Agreement, no resolution of the directors, owners, members, joint venture parties, or shareholders of any Group Company shall be passed nor shall any contract or commitment be entered into prior to the Closing without the prior written

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consent of the Investor, except that the Group Companies may carry on their respective businesses in the same manner as heretofore and may pass resolutions and enter into contracts and commitments in the ordinary course of business and consistent with past practice.

9.3          Notice of Certain Events. If at any time before the Closing, any Warrantor comes to know of any material fact or event which:

(a)          is in any way inconsistent with any of the representations and warranties in this Agreement;

(b)          suggests that any fact warranted hereunder may not be as warranted or may be misleading; or

(c)          might affect the willingness of a prudent investor to purchase the Shares on the terms contained in the Transaction Agreements or the amount of the consideration a prudent investor would be prepared to pay for the Shares;

then the Warrantors shall immediately notify the Investor in writing, describing the fact or event in reasonable detail.

9.4          Key Shareholders' Commitments to the Company. Each Key Shareholder hereby agrees to devote one hundred percent (100%) of his or her working time to the business and operations of the Group Companies.

9.5	Employee of the Group Company.

(a)         Within twenty (20) Business Days after the Closing, the Company shall enter into an employment agreement with members of its senior management set out in Schedule B attached hereto, which shall contain terms and conditions satisfactory to the Investor, including an employment term of at least five (5) years.

(b)       Any appointment or removal of any member of the Company's senior management, including the Chief Executive Officer, the Chief Operating Officer, the Chief Technology Officer, the Chief Financial Officer, the Vice President(s) and any other persons as may be determined by the Investor as a member of the Company's senior management shall be notified to the Investor by delivering a prior notice to the Investor and shall be approved by the New Board.

9.6          Events Prior to September 30, 2007. During the period between the Closing and September 30, 2007:

(a)         the Investor shall be entitled to designate one (1) representative as a financial manager of the Company, and the Investor agrees to designate another representative if the Company has a valid and reasonable reason for refusing the original or any subsequent designee. The salary of such financial manager so appointed shall be paid by the Investor; and

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                                 (b)       any single payment or cash transfer from the Company's bank account exceeding RMB1,000,000, shall require the Investor's prior written approval.

9.7          Employee Share Option Plan. After the Closing, the Company (but not any other Group Company) may issue shares and grant options to employees, advisors, officers, directors, and consultants of the Company and its subsidiaries pursuant to the Employee Share Option Plan, in the form and substance satisfactory to the Investor.

9.8          Availability of Ordinary Shares. The Company hereby covenants that at all times there shall be made available in its authorized share capital, free of any liens, for issuance and delivery upon conversion of the Series A Preferred Shares such number of Ordinary Shares or other shares of share capital of the Company as are from time to time issuable upon conversion of the Series A Preferred Shares and, from time to time, shall take all steps necessary to increase its authorized share capital to provide for sufficient number of Ordinary Shares issuable upon conversion of the Series A Preferred Shares.

9.9          Use of “Ninetowns” Name or Logo. Without the prior written consent of Ninetowns, and whether or not Ninetowns is then a shareholder of the Company, none of the Warrantors shall use, publish or reproduce the name “Ninetowns” or any similar name, trademark or logo in any of their marketing, advertising or promotion materials or otherwise for any marketing, advertising or promotional purposes.

9.10        Other Investors. The Company agrees on behalf of itself and the other Group Companies to pursue equity financing hereafter only from professional financial investors such as venture capitalists and investment funds, or in a public offering, and shall not seek additional financing from any strategic investor who is involved in technology, software or internet-related businesses without the prior written consent of the Investor.

9.11       Registration of Intellectual Property Rights. Each Warrantor shall, as soon as practicable after the completion of the Stage Two Reorganization but in any event by no later than three (3) months after the Closing, (a) transfer all intellectual property rights from the ICP Company to the PRC Subsidiary pursuant to the Asset Transfer Agreement, (b) register the PRC Subsidiary as the registered owner of the intellectual property rights transferred pursuant to the Asset Transfer Agreement and (c) register any updated versions of software programs with the relevant authorities, with the PRC Subsidiary as the proprietor of each such intellectual property right, subject to any relevant PRC laws.

9.12       Completion of Stage Two Reorganization. The Warrantors shall complete all transactions as prescribed in the Stage Two Restructuring Agreements in accordance with the terms set forth therein and contemplated under the Stage Two Reorganization within sixty (60) days after the Closing, including procuring that nominee shareholder designated by the Investor and the nominee shareholder designated by the Company are

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the only shareholders of the ICP Company (each a “Nominee Shareholder”) and the HK Subsidiary is the only shareholder of the PRC Subsidiary. If the Investor shall cease to own any Preferred Share or Ordinary Share of the Company, the Nominee Shareholder designated by the Investor shall transfer its fifty percent (50%) equity interests in the ICP Company to the Nominee Shareholder designated by the Company at the original amount invested by the Nominee Shareholder designated by the Investor.

9.13         Tax Indemnity. The Warrantors hereby jointly and severally undertake to indemnify the Investor in an amount equal to the amount of any diminution in the value of the Shares and the Conversion Shares, and to indemnify the Investor against any and all losses, liabilities, damages, suits, obligations, judgments or settlements or any kind (including all reasonable legal costs, costs of recovery and other expenses incurred by the Investor) resulting from any claim of taxation (including those resulting from cancellation or reclamation of tax benefits of any kind relating to the Group Companies or the Reorganization) arising from an event that occurred or is deemed to have occurred prior to the Closing, including in connection with the Stage One Reorganization.

9.14       "Service Agreement. Within seven (7) days after the Closing, the Company shall cause each employee who is employed by any Group Company, consultants and contractors of any Group Company or who is employed or engaged in any technical capacity, to enter into a service agreement with the appropriate Group Company in a form approved by the Investor and its counsel, containing at a minimum restrictions regarding non-competition, non-solicitation and intellectual property rights.

9.15       Board. The Board shall consist of not more than five (5) directors, including one (1) director designated by the Investor (the “Investor Director”), two (2) directors designated by the holders of the Ordinary Shares voting together as a separate class and two (2) Independent Directors designated and elected by the holders of the Ordinary Shares voting together as a single class (the “New Board”).

9.16      Operation of the ICP Company. The ICP Company shall use best efforts to promptly assign and transfer to the PRC Subsidiary (pursuant to the Stage Two Restructuring Agreements or otherwise) substantially all of its revenues, earnings and other values and benefits generated from its business operations (except for certain payments required to be made to the Investor under certain contractual arrangements between the Investor and the ICP Company). The ICP Company shall, to the extent permitted by applicable law, operate its business at the direction of its board of directors and its shareholders (who have assigned their voting rights to the PRC Subsidiary). The PRC Subsidiary shall take all reasonably necessary steps to ensure that the ICP Company has funds available to cover its operating expenses and to timely repay its debts as they become due.

9.17        Implementation of Business. Each Warrantor shall take all necessary actions to  procure that the ICP Company obtains all PRC Governmental Authorizations required for the ICP Company's business as proposed to be conducted, including but not limited to an “internet content provider” license from Guangdong Telecom

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Administration Bureau, and that such license shall (i) be used only in connection with the business of the Group Companies and the ICP Company; (ii) not be transferred, directly or indirectly, from the ICP Company to any other party (other than another Group Company) without the Investor's prior written approval and (iii) not be used for any purpose that is not expressly approved by the Board.

9.18      Registration with Relevant Authorities. Within thirty (30) days after the Closing, each of the Key Shareholders undertakes to submit registration forms or materials to the SAFE, pursuant to SAFE Circular No. 75, with regards to his direct and indirect equity interests in the Company.

9.19       Company's Charter Documents. Within twenty (20) days after Closing, the Restated Articles of the Company shall have been duly filed with the Registrar of Companies of the Cayman Islands.

10.	CONFIDENTIALITY AND NON-DISCLOSURE.
10.1	Financing Terms and Conditions.

(a)           Disclosure of Terms. Each party hereto acknowledges that the terms and conditions (collectively, the “Terms”) of this Agreement, the other Transaction Agreements, and all exhibits, restatements and amendments hereto and thereto, including their existence, shall be considered confidential information and shall not be disclosed by it to any third party except in accordance with the provisions set forth below.

(b)          Press Releases. Within sixty (60) days after the Closing, the Company may issue a press release disclosing that the Investor has invested in the Company provided that (i) the release does not disclose any of the Terms, (ii) the press release does not disclose the amount or other specific terms of the investment, and (iii) the final form of the press release is approved in advance in writing by the Investor mentioned therein. The Investor's names and the fact that Investor is a shareholder in the Company can be included in a reusable press release boilerplate statement, so long as the Investor has given the Company its initial approval of such boilerplate statement and the boilerplate statement is reproduced in exactly the form in which it was approved. No other announcement regarding the Investor in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public may be made without the Investor's prior written consent, which consent may be withheld at the Investor's sole discretion.

(c)          Permitted Disclosures. Notwithstanding anything in the foregoing to the contrary,

(i)        the Company may disclose any of the Terms to its current or bona fide prospective investors, directors, officers, employees, shareholders, investment bankers, lenders, accountants, auditors, insurers, business or financial

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advisors, and attorneys, in each case only where such persons or entities are under appropriate nondisclosure obligations imposed by professional ethics, law or otherwise;

(ii)       the Investor may, without disclosing the Terms of their respective investments in the Company without its consent, disclose the Investor's investment in the Company to third parties or to the public (including issuance of a press release and filing of appropriate reports with relevant regulatory authorities) at its sole discretion and, if it does so, the other parties shall have the right to disclose to third parties any such information disclosed in a press release or other public announcement by the Investor;

(iii)	the Investor shall have the right to disclose:

(1)          any information to the Investor's and/or its Affiliate's legal counsel, insurer, accountant, consultant or to an officer, director, shareholder, investment counsel or advisor, or employee of the Investor and/or its Affiliate; provided, however, that any counsel, auditor, insurer, accountant, consultant, officer, director, shareholder, investment counsel or advisor, or employee shall be advised of the confidential nature of the information or are under appropriate non-disclosure obligation imposed by professional ethics, law or otherwise;

(2)          any information as required by law, government authorities, exchanges and/or regulatory bodies, including by the Securities and Futures Commission of the Hong Kong Special Administrative Region, the China Securities and Regulatory Commission of the PRC or the Securities and Exchange Commission of the United States (or equivalent for other venues); and/or

(3)          any information to bona fide prospective purchasers/investors of any share, security or other interests in the Company,

(4)          any information contained in press releases or public announcements of the Company pursuant to Section 10.1(b) above.

(d)          the confidentiality obligations set out in this Section 10.1 do not apply to:

(i)        information which was in the public domain or otherwise known to the relevant party before it was furnished to it by another party hereto or, after it was furnished to that party, entered the public domain otherwise than as a result of (i) a breach by that party of this Section 10.1 or (ii) a breach of a confidentiality obligation by the discloser, where the breach was known to that party;

(ii)       information the disclosure of which is necessary in order to comply with any applicable law, the order of any court, the requirements of a stock exchange or to obtain tax or other clearances or consents from any relevant authority; or

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(iii)    information disclosed by any director of the Company to its appointer or any of its Affiliates or otherwise in accordance with the foregoing provisions of this Section 10.1.

(e)          Legally Compelled Disclosure. In the event that any party is requested or becomes legally compelled (including without limitation pursuant to securities laws and regulations) to disclose the existence of this Agreement or any Terms in contravention of the provisions of this Section 10.1, such party (the “Disclosing Party”) shall, to the extent practicable under the then prevailing circumstances, provide the other parties (the “Non-Disclosing Parties”) with prompt written notice of that fact so that the appropriate party may seek (with the cooperation and reasonable efforts of the other parties) a protective order, confidential treatment or other appropriate remedy. In such event, the Disclosing Party shall furnish only that portion of the information that is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment shall be accorded such information to the extent reasonably requested by any Non-Disclosing Party.

10.2        Other Confidential Information. Except as otherwise provided herein, the Investor and the Company shall keep confidential and shall not disclose or divulge, any information which the Investor or the Company obtains from the other side, pursuant to financial statements, reports, presentations, correspondence, and any other materials provided by the Company or the Investor to, or communications between the Company and the Investor, or pursuant to information rights granted under the Investor's Rights Agreement or any other related documents, unless the information is known, or until the information becomes known, to the public through no fault of the Investor or the Company, as the case may be, or unless the Company or the Investor gives its written consent to such Investor or the Company's release of the information.

11.          BUSINESS COOPERATION. The Company and the Key Shareholders hereby jointly and severally covenant to the Investor regarding the development of the Investor's B2B business as set out in Schedule D attached hereto.

12.	MISCELLANEOUS.

12.1       Governing Law. This Agreement shall be governed in all respects by the laws of the Hong Kong Special Administrative Region without regard to conflicts of law principles.

12.2        Survival. The representations, warranties, covenants and agreements made herein shall survive any due diligence investigation made by any party hereto and shall survive for the Closing.

12.3        Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto whose rights or

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obligations hereunder are affected by such amendments. This Agreement and the rights and obligations herein may be assigned by the Investor to any Affiliate of the Investor. No Warrantor may assign its rights or delegate its obligations under this Agreement without the written consent of the Investor.

12.4       Entire Agreement. This Agreement, the Investor's Rights Agreement and the schedules and exhibits hereto and thereto, which are hereby expressly incorporated herein by this reference, constitute the entire understanding and agreement between the parties with regard to the subjects hereof and thereof; provided, however, that nothing in this Agreement or related agreements shall be deemed to terminate or supersede the provisions of any confidentiality and nondisclosure agreements executed by the parties hereto prior to the date of this Agreement, all of which agreements shall continue in full force and effect until terminated in accordance with their respective terms. That certain Letter of Intent dated January 21, 2006 entered into by and among the HK Subsidiary and Ninetowns is hereby terminated without further effect.

12.5        Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when sent by facsimile at the number set forth below, upon a successful transmission report being generated by the sender's machine; or (c) three (3) Business Days after deposit with an internationally-recognized overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

To the Company, each Key Shareholder, the HK Subsidiary and the PRC Subsidiary	To the Investor:
Rooms 353B-355B, Aether Square, 986 Jie Fang Bei Road, Guangzhou, PRC Postal code: 510040 Attn: Pan Weijia Fax No.:(86) (20) 8666 5861	Suites 1705-6, 17/F, Two Chinachem Exchange Square, 338 King's Road, North Point, Hong Kong Attn: Tommy Siu Lun Fork Fax No.: (852) 2868 4483

Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for

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purposes of this Section 12.5 by giving the other party written notice of the new address in the manner set forth above.

12.6       Amendments and Waivers. This Agreement may be amended only with the prior written consent of the Company and the Investor. Notwithstanding the foregoing, this Section 12.6 may not be amended without the prior written consent of each party hereto.

12.7       Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party hereto under this Agreement, shall impair any such right, power or remedy of the aggrieved party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to the parties shall be cumulative and not alternative.

12.8        Professional Fees. All fees and expenses, except for up to HK$50,000 in fees and expenses incurred by the Investor regarding the financial audit of the Company (which shall be payable by the Company), shall be borne by the incurring party. In the event of any action at law, suit in equity or arbitration proceeding in relation to this Agreement or any Shares or Conversion Shares, the prevailing party shall be entitled to an award of reasonable attorney's fees and out-of pocket expenses from the losing party.

12.9        Finder's Fees. Each party (a) represents and warrants to the other party hereto that it has not retained any finder or broker in connection with the transactions contemplated by this Agreement, and (b) hereby agrees to indemnify and to hold harmless the other party hereto from and against any liability for any commission or compensation in the nature of a finder's fee of any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which the indemnifying party or any of its employees or representatives are responsible.

12.10     Interpretation; Titles and Subtitles. This Agreement shall be construed according to its fair language. The rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in interpreting this Agreement. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

12.11      Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one (1) instrument.

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12.12      Severability. Should any provision of this Agreement be determined to be illegal or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

12.13     Pronouns. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Person or Persons may require.

12.14     Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules (the “UNCITRAL Rules”) as at present in force and as may be amended by the rest of this provision. The appointing authority shall be Hong Kong International Arbitration Centre (the “HKIAC”). The place of arbitration shall be in Hong Kong at HKIAC. There shall be three (3) arbitrators. The language(s) to be used in the arbitral proceedings shall be English. Any such arbitration shall be administered by HKIAC in accordance with HKIAC Procedures for Arbitration in force at the date of this Agreement including such additions to the UNCITRAL Rules as are therein contained.

12.15     Exclusivity. Each Warrantor hereby agrees that, unless otherwise agreed to by the Investor, prior to September 30, 2006, neither the Warrantor nor any of its representative or agent shall directly or indirectly initiate, respond to, or participate in any discussions regarding, or accept any proposal for, any equity or debt financing or sale of any of the Group Companies or their Subsidiaries, unless with the prior written consent of the Investor. If the Closing does not occur prior to September 30, 2006, this exclusivity requirement shall automatically expire and no longer bind the Warrantors, their agents or representatives.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year herein above first written.

BEPRECISE INVESTMENTS LIMITED By /s/ Wang Shuang Print Name: WANG SHUANG Title: DIRECTOR Witnessed by: /s/ Hu Wei Quan Print Name: HU WEI QUAN Title:	GLOBAL MARKET GROUP LIMITED By /s/ Pan Weijia Print Name: PAN WEIJIA Title: DIRECTOR Witnessed by: /s/ Hu Wei Quan Print Name: HU WEI QUAN Title:
SEALED with the COMMON SEAL of GLOBAL MARKET GROUP (ASIA) LIMITED By /s/ Pan Weijia Print Name: PAN WEIJIA [common seal] Title: DIRECTOR Witnessed by: /s/ Hu Wei Quan Print Name: HU WEI QUAN Title:

SEALED with the OFFICIAL SEAL of GLOBAL MARKET (GUANGZHOU) CO., LTD.

By /s/ Pan Weijia

Print Name:  PAN WEIJIA           [official seal]

Title:  DIRECTOR

Witnessed by:

/s/ Hu Wei Quan

Print Name:  HU WEI QUAN

Title:

[Signature Page to Series A Preferred Shares Subscription Agreement]

SIGNED, SEALED AND DELIVERED BY: By /s/ Pan Weijia PAN WEIJIA, as an individual [seal] Witnessed by: /s/ Hu Wei Quan Print Name: HU WEI QUAN Title:	SIGNED, SEALED AND DELIVERED BY: By /s/ Pan Weinian PAN WEINIAN, as an individual [seal] Witnessed by: /s/ Yang Bao Ling Print Name: YANG BAO LING Title:

[Signature Page to Series A Preferred Shares Subscription Agreement]